ANGEL OAK STRATEGIC CREDIT FUND
Class A | Institutional Class| Class U | Class FI |

Supplement to the Prospectus and Statement of Additional Information (“SAI”),
each dated May 31, 2022

August 19, 2022

This supplement provides updated information beyond that contained in the Prospectus and SAI and should be read in conjunction with the Prospectus and SAI.

At a meeting held on August 18, 2022, the Board of Trustees of Angel Oak Strategic Credit Fund (the “Fund”) approved the termination, effective January 1, 2023, of the contractual arrangement between the Fund and Angel Oak Capital Advisors, LLC (the “Adviser”), pursuant to which the Adviser has contractually agreed to waive its fees and/or reimburse certain expenses (exclusive of any front-end sales loads, taxes, interest on borrowings, dividends on securities sold short, brokerage commissions, 12b-1 fees, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization and extraordinary expenses) to limit the Funds total annual fund operating expenses 0.75% of the Fund’s average daily net assets (the “Expense Limitation Agreement”).

Accordingly, effective January 1, 2023, all references to the Expense Limitation Agreement in the Prospectus and SAI are hereby deleted in their entirety.

The following table reflects the fees and expenses of the Fund without the impact of the Expense Limitation Agreement. An investor may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

SHAREHOLDER TRANSACTION EXPENSES	Class A	Institutional Class	Class U	Class FI
Maximum Sales Charge (Load) Imposed on Purchases	2.25% ¹	None	None	None
Maximum Contingent Deferred Sales Charge (Load) [2]	None	None	1.50%	3.00%
ANNUAL FUND EXPENSES (as a percentage of average net assets attributable to Shares (i.e., common shares))
Management Fee	1.25%	1.25%	1.25%	1.25%
Distribution and Service (12b-1) Fees	0.25%	None	None	None
Other Expenses [3]	2.11%	2.11%	2.11%	2.11%
Total Annual Fund Operating Expenses	3.61%	3.36%	3.36%	3.36%

1    For Class A shares, the maximum sales charge is 2.25% of the amount invested.
2    There is no initial sales charge on purchases of Class A shares of $500,000 or more, however, a contingent deferred sales charge of up to 1.00% may be imposed if such Class A shares are repurchased within twelve (12) months of their purchase. A contingent deferred sales charge of up to 1.50% may be imposed if Class U shares are repurchased within twelve (12) months of their purchase. A contingent deferred sales charge of up to 3.00% may be imposed if Class FI shares are repurchased within thirty-six (36) months of their purchase.
3    Other Expenses for Class A shares, Class U shares, and Class FI shares have been estimated to reflect expenses expected to be incurred during the current fiscal year. Other expenses include accounting, legal and auditing fees of the Fund, and fees payable to the Independent Trustees.

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund without the impact of the Expense Limitation Agreement. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above.
An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:
If your shares are repurchased at the end of each period:

Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$58	$131	$205	$401
Institutional Class	$34	$103	$175	$365
Class U	$49	$103	$175	$365
Class FI	$64	$103	$175	$365

If your shares are not repurchased at the end of each period:

Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$58	$131	$205	$401
Institutional Class	$34	$103	$175	$365
Class U	$34	$103	$175	$365
Class FI	$34	$103	$175	$365

Please retain this Supplement with your Prospectus and SAI for future reference.
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